Exhibit 99.1

Bogotá, May 26, 2020 - Avianca Holdings S.A. and certain of its subsidiary companies that filed for Chapter 11 (hereinafter the “Company” or “Avianca”), informs the market that:

1.

In connection with the Company’s reorganization proceedings pursuant to Chapter 11, the United States Trustee for Region two appointed the following seven unsecured creditors as members of the Company’s Unsecured Creditors’ Committee (hereinafter the “Committee”): (i) La Caja de Auxilios y de Prestaciones de la Asociación Colombiana de Aviadores Civiles (Pension fund for the Colombian Association of Civil Aviators or CAXDAC); (ii) The Boeing Company; (iii) Puma Energy; (iv) SMBC Aviation Capital, Ltd. (v) KGAL Investment Management GmbH & Co KG; (vi) Delaware Trust Company; and (vii) the Colombian Association of Civil Aviators (Asociación Colombiana de Aviadores Civiles or “ACDAC”).

2.

As part of its Chapter 11 process filed on May 10, 2020, Avianca filed 18 motions with the Bankruptcy Court of the Southern District of New York (the “Court”), pursuant to which the Company seeks to obtain authority to pay certain of the Company’s and its filing subsidiaries pre-petition obligations in an aggregate amount of approximately $300 million, corresponding, among others, to taxes, salaries, wages, payments to suppliers and fuel payments. On May 11, 2020, the Court preliminarily granted relief to make payments for $84 million out of the aggregate of approximately $300 million in respect of which the Company will seek relief on its second day hearing scheduled for June 11, 2020. The Company wishes to clarify that this additional request for relief will not generate additional resources nor does it imply the availability of any discounts regarding Avianca’s pre-petition payment obligations. The request for relief will allow the Company to fulfill certain of its pre-petition payment obligations by using its own resources in an amount of up to $300 million.

3.

On May 10, Avianca filed a motion to reject the leases for 14 aircraft. However, after subsequent negotiations with certain of its lessors, on May 19, 2020, Avianca and its filing subsidiaries revised the list of rejected leases and reduced it to 12 aircraft. Please note that the rejection motion is still subject to approval by the Court and is scheduled to be discussed at a hearing currently scheduled for June 11, 2020. Due to the dramatic impact of the COVID-19 pandemic on the aeronautical sector and the corresponding increase in overall uncertainty on the future of the airline industry, Avianca continues its discussions with the applicable aircraft financing counterparties while it evaluates all available options with respect to Avianca and its filing subsidiaries’ fleet. The list of rejected aircraft is attached as Exhibit 99.2 hereto.

4.

Also as part of its Chapter 11 process filed on May 10, 2020, Avianca included a list of its five largest creditors in each motion relating to the filing for voluntary reorganization, including: the identity of each such creditor, the estimated value of each claim, the type of debt, the type of transaction, the debtor companies and the assets or collateral delivered as collateral for each credit facility, which we have also attached as Exhibit 99.3 hereto.

5.

As informed by the Company on its general description of the Chapter 11 proceedings dated May 12, 2020, at a later date Avianca and its filing subsidiaries will negotiate with their creditors and document a plan of reorganization that will provide a comprehensive restructuring framework and will set forth the recovery which will be available to our creditors and equity holders. Assuming certain legal standards are met, the plan of reorganization is then confirmed by the Court.

Additional Resources

Additional resources for customers and other stakeholders, and other information on Avianca’s filings, can be accessed by visiting the Reorganization page of Avianca’s website at www.aviancawillkeeponflying.com. Court filings and other documents related to the Chapter 11 process in the U.S. are available on a separate website administered by Avianca’s claims agent, Kurtzman Carson Consultants, at www.kccllc.net/avianca. Information is also available by calling (866) 967-1780 (U.S./Canada) or +1 (310) 751-2680 (International), as well as by email at www.kccllc.net/avianca/inquiry.

About Avianca Holdings S.A.

Avianca is the trademark for the group of passenger airlines and cargo airlines under the holding company Avianca Holdings S.A. Avianca has been flying continuously for 100 years. With a fleet of 158 aircraft, Avianca serves 76 destinations in 27 countries within the Americas and Europe. With more than 21,000 employees, the Company earned $ 4.6 million in 2019 and carried 30.5 million passengers

For further information:

Investor Contact

Investor Relations

ir@avianca.com

(571) (5877700)

Media Contacts

Avianca in Colombia and South America:

Viviana Escobar, Corporate Communications

viviana.escobar@avianca.com

Avianca in USA, Central America and Europe:

Adriana Paulinne Sánchez, Corporate Communications

Adriana.sanchez@avianca.com

Joele Frank, Wilkinson Brimmer Katcher:

Leigh Parrish

lparrish@joelefrank.com

+1 (917) 282 8908

LLYC:

Alejandra Aljure, Director

aaljure@llorenteycuenca.com